

November 26, 2007

Mr. Curtis M. Stevens
Chief Financial Officer, Louisiana-Pacific Corporation
414 Union Street
Nashville, TN 37219

**Re:** **Louisiana-Pacific Corp**
**Form 10-K for the fiscal year ended December 31, 2006**
**File No. 1-7107**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations, page 20

1. MD&A should provide a forward-looking discussion of any known trends or uncertainties that are reasonably likely to have a material impact on your operations, financial position or liquidity. In future filings, please discuss, if material, the likely impact of matters such as the slowing of the US housing market, exchange rate fluctuations and increase in petroleum prices. We note that you have already included risk factors regarding these items. Also discuss any anticipated events that would be likely to cause a material change in the relationship between costs and revenues.

Significant Accounting Estimates and Judgments, page 23

2.  Your disclosures under significant accounting estimates and judgments are intended to provide an analysis and discussion of the significant estimates and assumptions you used to determine critical accounting estimates and, to the extent applicable, the potential impact of different estimates and assumptions.  Please revise your disclosures in future filings to provide a more comprehensive discussion and analysis of your significant estimates and assumptions.  For example, we believe your disclosures related to goodwill and impairment of long-lived assets should be enhanced by providing your investors with a sensitivity analysis of your current significant assumption and a quantification of the potential impact resulting from different levels of assumptions.  We note that you have included a summary of production volumes and industry product trends in your quarterly filings.  We believe this information should also be included in your annual filing to provide the reader with a clearer understanding of the information you are using in your impairment analysis.

Results of Operations, page 25

3.  We note your disclosure on page 27 and elsewhere in your filing that the Canadian dollar strengthening against the US Dollar caused your Canadian production costs stated in US Dollars to increase.  In future filings, if material, please quantify the impact these currency fluctuations have on your operating results.

Liquidity and Capital Resources – Operating Activities, page 35

4.  Your current discussion of cash flows from operating activities does not provide a reader with an understanding of the change from year to year.  In future periodic filings, revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, such as accounts receivable and inventories.  In this regard, please also revise future filings to quantify the impacts of those items which played a significant role in the change from year to year, for example, you refer to lower commodity OSB pricing and losses in your decking operations without quantification.  Refer to SEC Release 33-8350.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies – Foreign Currency Translation, page 53

5.  You indicate that the functional currency for your Canadian subsidiaries in the U.S. Dollar; however, you go on to say that "the financial statements of these foreign subsidiaries are remeasured into U.S. dollars…"  Please clarify this statement for us and if appropriate, revise future filings.

Note 9. Accounts Payable and Accrued Liabilities, page 60

6.  We note your disclosure here which indicates that you offer rebates.  Please tell us, and include in future filings, your accounting policy for rebates.

Note 14. Stockholders' Equity, page 71

7.  Considering future disclosures, please provide to us the following: a summary of the status of nonvested share activity at year end as well as the compensation cost not yet recognized and the weighted average period over which it is expected to be recognized as required by paragraph A240b(2) and A240h of SFAS 123R, and the weighted-average grant-date fair value of options granted during the year as required by paragraph A240c(1) of SFAS 123R.  Additionally, please clarify for us and in future filings disclose the reason for any difference between options outstanding at the end of the year and the amount vested and expected to vest at the end of the year.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Errol Sanderson, Financial Analyst at (202) 551-3746 or to the undersigned at (202) 551-3768.

Sincerely,


John Cash
Branch Chief